1334 York Avenue New York, NY 10021 212.606.7372 F 212.606.7132 WILLIAM.SHERIDAN@SOTHEBYS.COM

     William S. Sheridan
EXECUTIVE VICE PRESIDENT &
   CHIEF FINANCIAL OFFICER
SOTHEBY’S HOLDINGS, INC.

August 7, 2009

Barbara Jacobs, Assistant Director
Kathleen Collins, Accounting Branch Chief
Patrick Gilmore, Accounting Branch Chief
Evan Jacobson, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	Sotheby’s Form 10-K For The Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-09750

Dear Ms. Jacobs, Ms. Collins, Mr. Gilmore and Mr. Jacobson:

On behalf of Sotheby's (hereinafter "Sotheby's" or the "Company"), I am responding to your comment letter dated July 28, 2009. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Form 10-K For The Fiscal Year Ended December 31, 2008

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.

We note in your response to prior comment 2 that your Auction Commission Revenues are recognized on the date the auction hammer falls and your Private Sales Commissions Revenues are recognized on the date that the Buyer Agreement is executed since the remaining service obligations, one of which includes the shipment of the purchased property to the buyer, are considered inconsequential and perfunctory. Clarify how you determined that the remaining service obligation related to the shipment of the purchased property to the buyer is inconsequential and perfunctory. In this regard, tell us whether the buyer and seller are entitled to a refund as a result of loss or damage to the property during shipment. In your response, also clarify who has the risk of loss or title to the property during shipment and if the property is insured during shipment, who the legal beneficiary is.

In our auction and private sale transactions, we act solely as an intermediary providing the service of matching sellers and buyers of works of art. Accordingly, we do not assume title to property consigned for auction or private sale. In addition, the buyer in an auction or private sale transaction may not cancel the sale if the property is damaged during shipment. Furthermore, buyers have the risk of loss during shipment. Buyers may cover their risk by either purchasing transit insurance directly through the shipping agent or by utilizing their own insurance policy. In either case, the buyer is the legal beneficiary of any such insurance.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 7, 2009

In our response to prior comment 2, we made reference to the shipment of purchased property to the buyer as one of our service obligations in auction and private sale transactions. We would like to clarify this initial response. Although we sometimes assist the buyer in selecting a reputable shipping agent, Sotheby’s has no obligation to deliver the property to the buyer. As a result, the delivery of the property to the buyer is not relevant in determining the timing of revenue recognition. In addition, based on the facts outlined in the previous paragraph, we consider the facilitation of the shipment of property to the buyer to be inconsequential and perfunctory.

We will clarify and enhance the disclosures related to revenue recognition in our 2009 Form 10-K in the Summary of Significant Accounting Policies footnote.

2.

We also note that for private sales that do not have an executed Buyer Agreement, the Company defers revenue recognition until you have performed your “substantive service obligations.” Please explain further what you mean by “substantive service obligations.” In this regard, tell us whether revenue is recognized prior to the purchased property being shipped to the buyer. If so, then tell us how you determined that you met the delivery criteria of SAB Topic 13.1. A.

Private sales are initiated by a client wishing to sell property with Sotheby's acting as its agent in the transaction. The substantive service obligations in a private sale transaction are: (i) the performance of presale due diligence activities to authenticate and determine the ownership history of the property being sold and (ii) the matching of the seller to a buyer. In the absence of an executed Buyer Agreement, we defer revenue recognition until these service obligations are completed and the buyer has paid the full purchase price, including any commissions owed to Sotheby’s. This completes the exchange and evidences the terms of the arrangement.

In our response to prior comment 2, we made reference to the shipment of purchased property to the buyer as one of our service obligations in a private sale transaction. We would like to clarify this initial response. As discussed in our response to comment 1 above, although we sometimes assist the buyer in selecting a reputable shipping agent, Sotheby’s has no obligation to deliver the property to the buyer. As a result, the delivery of the property to the buyer is not relevant in determining the timing of revenue recognition.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 7, 2009

Note M. Shareholders’ Equity, Dividends and Share-based Payments, page 81

3.

We note your response to prior comment 5 where you indicate that unvested restricted stock shares should have been included in your computation of basic and diluted loss per share under the two-class method for the quarterly periods ended March 31, 2009 and 2008, however, the Company does not believe that the exclusion of this information was material to your March 31, 2009 Form 10-Q financial statements. Please tell us how you determined that the disclosures regarding the adoption of FSP EITF 03-6-1 and a discussion regarding the impact that such adoption is expected to have on the Company’s financial statements was not required in your Form 10-K pursuant to SAB 74. In this regard, we suspect that you could have easily calculated and disclosed the potential impact this pending guidance would have had on the Company’s EPS for fiscal 2008, 2007, 2006. Please explain and if material, include such disclosures in your June 30, 2009 Form 10-Q.

We have provided disclosures in our June 30, 2009 Form 10-Q stating the potential impact that FSP EITF 03-6-1 would have had on EPS for the years ended December 31, 2008, 2007 and 2006.

In connection with responding to your comments, Sotheby's acknowledges that:

	•	Sotheby’s is responsible for the adequacy and accuracy of the disclosure made in the filings that are the subject of the Division of Corporation Finance's comment letter dated July 28, 2009;

	•	the Staff's comments, or any changes we might make to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to each such filing; and

	•	Sotheby’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

We have attempted to respond fully to all of the Staff's comments, and where indicated above, will be incorporating disclosure into future filings with the Commission. If you have any further questions, please do not hesitate to contact me at 212-606-7372.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 7, 2009

Sincerely,

/s/ William S. Sheridan

William S. Sheridan
Executive Vice President and Chief Financial Officer

cc:

Sotheby's Audit Committee
William F. Ruprecht, Director, President and Chief Executive Officer, Sotheby's
Gilbert L. Klemann, II, Executive Vice President, Worldwide General Counsel and Secretary, Sotheby's
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's
Catherine T. Dixon, Partner, Weil, Gotshal & Manges LLP
David Abdallah, Partner, Deloitte & Touche LLP